UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

     For the month August, 2003
Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒                                 Form-40-F: ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐                                  No: ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Form 6-K	Page 2

SUBMITTED HEREWITH

Exhibits

99.1	2003 Second Quarterly Financial Statements, as reported to the British Columbia Securities Commission and TSX Venture Exchange.

Form 6-K	Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.
(Registrant)

By	/s/ Y.B. Ian H

Y.B. Ian He
President and Director

Date:	August 18, 2003